EXHIBIT 20

FOR IMMEDIATE RELEASE

For more information:
Tim Evans, Chief Financial Officer, 314-512-7275


                  EVEREST AND JENNINGS INTERNATIONAL LTD.
           TO BE ACQUIRED BY GRAHAM-FIELD HEALTH PRODUCTS, INC.


ST. LOUIS, MISSOURI, June 17, 1996 -- Everest & Jennings International Ltd. (ASE-EJ), a manufacturer and supplier of healthcare products, and BIL (Far East Holdings) Limited ("BIL"), an investment company and Everest & Jennings' majority stockholder, today announced an agreement in principle with Graham-Field Health Products, Inc. for Graham-Field to acquire Everest & Jennings in a merger transaction. The terms of the proposed transaction provide that the stockholders of Everest & Jennings will receive one share of common stock of Graham-Field in exchange for each four shares of the common stock of Everest & Jennings, and $2.00 for each share of common stock of Everest & Jennings. In connection with the acquisition of all of the issued and outstanding shares of the common stock of Everest & Jennings, Graham-Field will issue a maximum of approximately 1.8 million shares and $14.4 million. The merger consideration will be reduced if the value of the cash consideration and shares of common stock of Graham-Field to be issued in exchange for each share of common stock of Everest & Jennings exceeds $5.00 per share as of the closing date.

BIL will receive additional shares of common stock of Graham-Field in an amount up to 1.9 million shares to be valued at the greater of $13.00 per share or the average market price of the common stock of Graham-Field for the ten (10) consecutive trading days prior to the closing date, in  exchange  for  repayment  of all debt of  Everest  &  Jennings  in  the approximate amount of $25 million to The Hongkong and Shanghai Banking Corporation Limited. As part of the transaction, all debt of Everest & Jennings to BIL and all Convertible Preferred Stock of Everest & Jennings held by BIL will be exchanged for approximately $60 million of Graham-Field Convertible Preferred Stock. The Graham-Field Convertible Preferred Stock will yield a dividend at the rate of 2% per year, which will be paid at the option of Graham-Field either in cash or common stock. The Convertible Preferred Stock will be convertible into common stock of Graham-Field at a conversion price of $20.00 per share during the five (5) year period following the closing and, if the Convertible Preferred Stock has not converted during such period, the Convertible Preferred Stock will automatically convert on the fifth anniversary date of the closing at a conversion rate of $15.50. Immediately after the transaction and after giving effect to the conversion of the Convertible Preferred Stock, BIL will own approximately 30% of the common stock of Graham-Field. The transaction, which is currently anticipated to be completed in November 1996, is subject to, among other things, due diligence, approval by the Boards of Directors of Graham-Field and Everest & Jennings, the negotiation and execution of definitive documentation, the approval by the stockholders of Graham-Field and Everest & Jennings, the receipt of certain corporate and regulatory approvals, and the satisfaction of other customary terms and conditions. Upon execution of definitive documentation and subject to clearance by the Securities and Exchange Commission, the parties will mail to stockholders a joint proxy statement/prospectus describing the terms of the proposed transaction.

The strategic combination of Graham-Field and Everest & Jennings will position the company as a significant force in the healthcare industry and provide Graham-Field with a world-class manufacturing operation for the wheelchair product line. The merger will unite Everest & Jennings' manufacturing operations and rehabilitation product lines with Graham-
Field's distribution network and advanced technology systems to provide penetration in both the homecare and rehabilitation markets with a greater level of service and efficiency, as well as a broader portfolio of products. The revenues of the combined entity will be approximately $200 million, of which approximately 50% will represent self-manufactured products, positioning Graham-Field as one of the leading manufacturers of durable medical products in the United States. The Everest & Jennings name, a symbol of quality for more than 50 years, will permit Graham-Field to introduce its Temco home healthcare product line, as well as its other self-manufactured product lines, into the rehabilitation marketplace, a virtually untapped marketplace for Graham-Field in the past.

According to Irwin Selinger, Chairman of the Board and Chief Executive Officer of Graham-Field, and Rodney Price, Chairman of the Board of Everest & Jennings, "the strategic combination of Graham-Field and Everest & Jennings will enable Graham-Field to strengthen its manufacturing operations on a company-wide basis and enhance Graham-Field's Consolidation Advantage Program. The ability to control the manufacturing and distribution of the wheelchair and homecare bed product lines, which represent leading product lines in the home healthcare market, will solidify and strengthen Graham-Field's franchise for years to come. The Everest & Jennings product line will enable Graham-Field to increase significantly its market presence in the home healthcare market."

It  is  anticipated  that  Bevil Hogg, the President  and  Chief  Executive
Officer of Everest & Jennings, will join Graham-Field as a corporate officer and will become President of the Everest & Jennings Division. Mr. Hogg will contribute significantly to the growth of the overall manufacturing operations and research and development areas of the combined company. It is expected that Rodney Price and Bevil Hogg will join the Graham-Field Board of Directors.

According to Rodney Price, "BIL is pleased to have this opportunity to become a major stockholder in Graham-Field. We look forward to contributing to the world-wide growth of Graham-Field through our relationships, as well as our knowledge of and presence in, the European and Far Eastern markets."

Graham-Field manufacturers, markets and distributes more than 22,000 healthcare products for hospital, physician and home use to approximately 16,000 home healthcare, physician, hospital supply and pharmaceutical distributors, retailers and wholesalers.